

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 8, 2014

Via E-mail
Sanjay Sabnani
Chief Executive Officer
CrowdGather, Inc.
20300 Ventura Blvd., Suite 330
Woodland Hills, CA 91364

> **Re: CrowdGather, Inc.**
> **Post-Effective Amendment No. 4 to Registration Statement on Form S-1**
> **Filed September 5, 2014**
> **File No. 333-173165**

Dear Mr. Sabnani:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please tell us how you evaluated the significance of your acquisition of Plaor, Inc. pursuant to Rule 8-04 of Regulation S-X. To the extent this acquisition is significant, please revise to include the financial statements required by Rule 8-04. In this regard, it appears you may be required to file the audited annual financial statements of Plaor for the fiscal years ended January 31, 2014 and 2013, as well as the unaudited financial statements for the quarterly period ended April 30, 2014.

Selling Shareholders, page 17

2. Please revise the second column of the selling shareholder table to reflect the number of shares each selling shareholder currently owns. In this regard, please note that shares issuable pursuant to the exercise of warrants should not be included in this column.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Mitchell Austin, Staff Attorney, at (202) 551-3574 or me at (202) 551-3462 with any questions.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief – Legal

cc: Via E-mail
        Michael J. Muellerleile, Esq.
        M2 Law Professional Corporation